UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 November 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Atlantic Green Power Holding Company

File No. 333-143352 -- CF# 25617

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Atlantic Green Power Holding Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 12, 2010.

Based on representations by Atlantic Green Power Holding Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 6, 2020
Exhibit 10.2	through August 6, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel